

February 12, 2014

Via E-mail
William B. Skoglund
Chairman and Chief Executive Officer
Old Second Bancorp, Inc.
37 South River Street
Aurora, IL 60506

   Re: Old Second Bancorp, Inc.
     Registration Statement on Form S-1
     Filed January 17, 2014
     File No. 333-193424
     Form 10-K for Fiscal Year Ended
     December 31, 2012
     Filed March 20, 2013
     Form 10-Q for Fiscal Quarter Ended
     September 30, 2013
     Filed November 12, 2013
     File No. 000-10537

Dear Mr. Skoglund:

  We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Please revise to include executive compensation disclosure for your completed fiscal year ended December 31, 2013. For guidance, refer to Regulation S-K Compliance and Disclosure Interpretation 217.11, available on the SEC website.

2.   Please provide the disclosure required by Item 505 of Regulation S-K or advise.

Cover Page of Prospectus

3.   Please confirm that you will disclose the number of shares of common stock being offered in an amendment filed prior to any distribution of the prospectus.

Incorporation by Reference, page 3

4.   Revise to update this section through the latest practicable date.

Selected Financial Data, page 12

5.   Please revise future filings, starting with the December 31, 2013 10-K, to reflect the line items titled 'Lease revenue from other real estate owned' and 'Net gain on sale of other real estate owned' in the net cost of operation of other real estate (including provisions for real estate losses, rental income and gains and losses on sales of real estate) within Noninterest Expenses on the Consolidated Statement of Operations pursuant to Rule 9-04 (14) (d) of Regulation S-X. In addition, revise the MD&A discussion in future filings as well.

6.   Revise the line item titled net loans charged off to average total loans to reflect annualized amounts as of the nine months ended September 30, 2013 and 2012 and provide a note to state that these amounts have been annualized.

Risk Factors, page 15

General

7.   We note that the introductory paragraph discusses the possibility of risks that are currently unknown or appear immaterial. Please revise to delete this language, which is unnecessarily confusing.

Our business is concentrated in and dependent upon...page 17

8.   We note your disclosure that "the State of Illinois's financial condition continues to be among the most troubled of any state in the United States." Please revise to provide more detailed information, including quantification to the extent feasible, as to the unemployment rate, mortgage delinquencies, real estate price declines, or other similar indicators, for your primary market area.

The holders of our senior preferred stock…, page 27

9.   Revise to disclose the current holder(s) of the warrant, the exercise terms and the date of expiration of the warrant.

Underwriting

Director and Officer Participation, page 43

10.   We note that the underwriters will reserve a certain percentage of the shares for sale directly to your directors and officers. Please describe the mechanics of how and when these shares are offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when the issuer and underwriter notified the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities. Are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public?

Part II

11.   We are unable to locate the information required by Item 15 of Part II of Form S-1. Please revise or advise, as appropriate.

Exhibits

12.   Refer to the last sentence on page 1 of the legality opinion filed as Exhibit 5.1. We note that counsel expresses "no opinion regarding the statutes, administrative decisions, rules, regulations or requirements of any county, municipality, subdivision or local authority or *any jurisdiction*." (Emphasis added.) This limitation appears to be overly broad, insofar as it would include the "federal law of the United States of America and the General Corporation Law of the State of Delaware," as set forth in the preceding sentence. Please advise or revise as appropriate.

13.   Please file the following as exhibits with your next amendment:
        • engagement letter, as amended and restated on November 15, 2013, between the Company and Keefe, Bruyette & Woods, Inc.; and
        • 2013 non-equity incentive compensation plan.
        Alternatively, please provide us with an analysis supporting your determination that they are not required to be filed pursuant to Item 601 of Regulation S-K.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 13. Certain Relationships and Related Transactions..., page 128

14.   We note your incorporation by reference of the information required by Item 13 from
        your DEF 14A filed April 15, 2013, including, without limitation, the section headed
        "Transactions with Management". However, we are unable to locate such disclosure in
        the DEF 14A. Please revise to include the information required by Item 404 of
        Regulation S-K, or confirm that no disclosure is required.

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Item 1. Financial Statements

Note 16 – Income Taxes, page 39

15.   We note you released a large portion of the deferred tax asset valuation allowance during
        the interim period of September 30, 2013. We note that you recognized significant
        cumulative losses before taxes during the fiscal 2008-2012 periods. In determining the
        need for a valuation allowance, forming a conclusion that a valuation allowance is not
        necessary is difficult when there is negative evidence such as cumulative losses from
        continuing operations, which is considered a significant piece of negative evidence that is
        difficult to overcome (refer to paragraphs 21 – 23 of ASC 740-10-30). Furthermore the
        weight given to the potential effect of negative and positive evidence should be
        commensurate with the extent to which it can be objectively verified, specifically
        concerning forecasts of future taxable income. Please provide us with the following
        specific evidence to support the realizability of the net deferred tax asset at September 30,
        2013:

        •   Specific detailed information to support the realizability of the net deferred tax asset
            at September 30, 2013;
        •   Forecasted projections utilized at September 30, 2013, including all assumptions
            considered. In regard to any projections and assumptions utilized, provide us with
            specific evidence to support the assumptions such as the number of years in the
            projections, estimated growth rates, net interest margins considered, estimated loan
            loss provision rates as well as revenue and expense growth rates utilized;
        •   Detailed information comparing actual versus forecasted results for the fiscal years
            ended December 31, 2012 and the nine month period ended September 30, 2013;
        •   Specific information related to tax-planning strategies and how you considered the
            guidance in ASC 740-10-30-20 to support the how you determined you could
            generate $11.4 million of taxable income from the sale of bank-owned life insurance;
            and
        •   Please update to provide your analysis for the 3- and 12-months ended December 31,
            2013, if available.

16.   Please explain to us how you considered the following in support of management's decision to reverse most of the deferred tax asset valuation allowance during the periods presented:

- The magnitude and duration of your past losses as well as your return to profitability;
- The significant factors driving your past losses and the current profitability; and
- The sustainability of your current profitability in light of the current economic environment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Harley at (202) 551-3695 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        J. Douglas Cheatham
        Robert M. Fleetwood, Esq.